

Via U.S. Mail and Facsimile

Mail Stop 4631

April 8, 2010

Shunqing Zhang
Chief Executive Officer and President
China Gengsheng Minerals, Inc.
No. 88 Gengsheng Road
Dayugou Town, Gongyi
Henan, People's Republic of China 451271

> **Re:** **China Gengsheng Minerals, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2010**
> **File No. 333-165486**

Dear Mr. Zhang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About This Prospectus, page 1

1. We note your statements in the sixth paragraph concerning the third-party data that you use in the prospectus.

- Please delete the third sentence in this paragraph as you are responsible for the information that you choose to include in the prospectus and cannot disclaim responsibility for such information; and

- Please provide us with your legal analysis supporting your statement in the fourth sentence that you have chosen not to obtain consents from the third-party sources to which you refer. In doing so, please provide us with the names of the parties and a description of the information that they provided and how you used this information. Please refer to Rule 436 under the Securities Act of 1933, as amended. Alternatively, you may delete the fourth sentence.

Description of Capital Stock, page 13

2. Please revise the last sentence of the first paragraph to delete the reference to the Nevada statute. You may not qualify information in the prospectus by reference to a document that is not filed as an exhibit to the registration statement. Please refer to Rule 411(a) under the Securities Act of 1933, as amended.

Information Incorporated by Reference, page 18

3. Please update the list of documents that you are incorporating by reference. In this regard, we note that on March 30, 2010 you filed your annual report on Form 10-K for your fiscal year ended December 31, 2009.

Exhibit 23

4. Please update the consent of PKF, the certified public accountants, to cover your annual report on Form 10-K for your fiscal year ended December 31, 2009.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Dietrich King, Senior Attorney at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Howard Jiang, Esq. (via facsimile 212/704-5939)
          Troutman Sanders LLP
          405 Lexington Avenue
          New York, New York 10174